Exhibit 99.3

Iris Energy Limited (d.b.a IREN)

Unaudited Interim Consolidated Financial Statements 31 March 2024

Contents
31 March 2024

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

Iris Energy Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 31 March 2024

	Note	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023	Nine months ended 31 Mar 2024	Nine months ended 31 Mar 2023
		$'000	$'000	$'000	$'000
Bitcoin mining revenue		53,383	11,327	129,827	41,294
AI Cloud Service revenue		567	-	567	-
Other income	3	399	1,798	926	3,117
Gain/(loss) on disposal of subsidiaries		-	3,257	-	3,257

Revenue		54,349	16,382	131,320	47,668

Expenses
Depreciation	10	(8,692)	(5,125)	(23,870)	(24,122)
Electricity charges		(19,834)	(5,973)	(55,944)	(19,910)
Realized gain/(loss) on financial asset	7	91	-	3,210	-
Employee benefits expense		(4,333)	(2,470)	(12,844)	(11,138)
Share-based payments expense	17	(5,817)	(3,503)	(17,622)	(10,273)
Impairment of assets		-	-	-	(105,172)
Reversal of impairment of assets		-	-	108	-
Professional fees		(2,018)	(1,117)	(5,938)	(4,086)
Site expenses		(2,096)	(1,290)	(5,892)	(3,329)
Other operating expenses	4	(4,537)	(1,966)	(14,809)	(7,232)
Gain/(loss) on sale of assets		1	(160)	16	(6,616)
Unrealized gain/(loss) on financial asset	7	(1,091)	-	(1,349)	-

Operating profit/(loss)		6,023	(5,222)	(3,614)	(144,210)

Finance expense		(126)	(2,311)	(190)	(16,227)
Interest income		1,500	244	2,878	458
Foreign exchange gain/(loss)		4,714	4,557	2,265	(2,619)

Profit/(loss) before income tax expense		12,111	(2,732)	1,339	(162,598)

Income tax (expense)/benefit		(3,473)	(321)	(3,228)	(2,349)

Profit/(loss) after income tax expense for the period		8,638	(3,053)	(1,889)	(164,947)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(7,334)	(9,126)	(5,331)	(21,241)

Other comprehensive income/(loss) for the period, net of tax		(7,334)	(9,126)	(5,331)	(21,241)

Total comprehensive income/(loss) for the period		1,304	(12,179)	(7,220)	(186,188)

		Cents	Cents	Cents	Cents
Basic earnings per share	14	8.27	(5.70)	(2.32)	(310.03)
Diluted earnings per share	14	7.70	(5.70)	(2.32)	(310.03)

The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Iris Energy Limited
Unaudited interim consolidated statements of financial position
As at 31 March 2024

	Note	31 Mar 2024	30 Jun 2023
		$'000	$'000
Assets
Current assets
Cash and cash equivalents	5	259,695	68,894
Other receivables	6	35,867	6,543
Financial assets at fair value through profit or loss	7	3,425	-
Prepayments and other assets	9	11,206	13,793
Total current assets		310,193	89,230

Non-current assets
Property, plant and equipment	10	357,081	241,102
Right-of-use assets		1,624	1,374
Deferred tax assets		2,595	8
Computer hardware prepayments	8	41,407	68
Other assets		456	292
Prepayments and other assets	9	10,247	-
Total non-current assets		413,410	242,844

Total assets		723,603	332,074

Liabilities

Current liabilities
Trade and other payables		24,256	16,644
Lease liabilities	11	205	192
Income tax		481	32
Employee benefits		4,554	961
Provisions	12	11,498	6,172
Deferred Revenue		506	-
Total current liabilities		41,500	24,001

Non-current liabilities
Lease liabilities	11	1,512	1,256
Deferred tax liabilities		3,247	1,365
Employee benefits		104	91
Total non-current liabilities		4,863	2,712

Total liabilities		46,363	26,713

Net assets		677,240	305,361

Equity
Issued capital	13	1,327,668	965,857
Reserves		5,737	(6,220)
Accumulated losses		(656,165)	(654,276)

Total equity		677,240	305,361

The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 31 March 2024

For the Three Months Ended 31 March 2023
	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000
Balance at 1 January 2023	926,581	(12,159)	(644,299)	270,123

Profit/(loss) after income tax expense for the period	-	-	(3,053)	(3,053)
Other comprehensive gain/(loss) for the period, net of tax	-	(9,126)	-	(9,126)
Total comprehensive loss for the period	-	(9,126)	(3,053)	(12,179)

Transactions with owners in their capacity as owners:
Capital raise costs	(1,014)	-	-	(1,014)
Share issuances - paid	6,912	-	-	6,912
Share-based payments	-	9,846	-	9,846
Balance at 31 March 2023	932,479	(11,439)	(647,352)	273,688

For the Nine Months Ended 31 March 2023
	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000
Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362

Profit/(loss) after income tax expense for the period	-	-	(164,947)	(164,947)
Other comprehensive gain/(loss) for the period, net of tax	-	(21,241)	-	(21,241)
Total comprehensive loss for the period	-	(21,241)	(164,947)	(186,188)

Transactions with owners in their capacity as owners:
Capital raise costs	(1,014)	-	-	(1,014)
Share issuances - paid	6,912	-	-	6,912
Share-based payments	-	16,616	-	16,616
Balance at 31 March 2023	932,479	(11,439)	(647,352)	273,688

For the Three Months Ended 31 March 2024
	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000
Balance at 1 January 2024	1,038,846	7,805	(664,803)	381,848

Profit/(loss) after income tax expense for the period	-	-	8,638	8,638
Other comprehensive gain/(loss) for the period, net of tax	-	(7,334)	-	(7,334)
Total comprehensive loss for the period	-	(7,334)	8,638	1,304

Transactions with owners in their capacity as owners:
Capital raise costs	(5,694)	-	-	(5,694)
Share issuances - paid	294,214	-	-	294,214
Share-based payments	302	5,266	-	5,568
Balance at 31 March 2024	1,327,668	5,737	(656,165)	677,240

For the Nine Months Ended 31 March 2024
	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000
Balance at 1 July 2023	965,857	(6,220)	(654,276)	305,361

Profit/(loss) after income tax expense for the period	-	-	(1,889)	(1,889)
Other comprehensive gain/(loss) for the period, net of tax	-	(5,331)	-	(5,331)
Total comprehensive loss for the period	-	(5,331)	(1,889)	(7,220)

Transactions with owners in their capacity as owners:
Capital raise costs	(8,495)	-	-	(8,495)
Share issuances - paid	369,886	-	-	369,886
Share-based payments	420	17,288	-	17,708
Balance at 31 March 2024	1,327,668	5,737	(656,165)	677,240

The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of cash flows
For the period ended 31 March 2024

	Note	Nine months ended 31 Mar 2024	Nine months ended 31 Mar 2023
		$'000	$'000

Cash flows from operating activities
Receipts from Bitcoin mining activities		129,394	43,669
Receipts from AI Cloud Service revenue		1,071	-
Receipts from ERS revenue		438	-
Payments for electricity, suppliers and employees (inclusive of GST)		(85,880)	(41,084)

Interest received		2,996	507
Other revenue		-	12
Interest paid		(130)	(4,102)

Net cash from/(used in) operating activities		47,889	(998)

Cash flows from investing activities
Payments for property, plant and equipment net of hardware prepayments	10	(112,664)	(93,620)
Payments for computer hardware prepayments	8	(70,638)	-
Repayments/(advancement) of loan proceeds		-	2,291
Prepayments and deposits		(4,683)	(7,363)
Proceeds from disposal of property, plant and equipment		-	30,601
Deconsolidation of Non-Recourse SPVs		-	(1,214)

Net cash from/(used in) in investing activities		(187,985)	(69,305)

Cash flows from financing activities
Capital raising costs	13	(902)	(860)
Repayment of borrowings		-	(9,432)
Capital raising receipts		332,075	7,549
Payment of borrowing transaction costs		-	(250)
Repayment of lease liabilities		(406)	(247)

Net cash from/(used in) financing activities		330,767	(3,240)

Net increase/(decrease) in cash and cash equivalents		190,671	(73,543)
Cash and cash equivalents at the beginning of the period		68,894	109,970
Effects of exchange rate changes on cash and cash equivalents		130	(3,276)

Cash and cash equivalents at the end of the period		259,695	33,151

The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 1. General information

These unaudited interim consolidated financial statements cover Iris Energy Limited (d.b.a. IREN) as a Group consisting of Iris Energy Limited ("Company" or "Parent Entity") and the entities it controlled at the end of, or during, the period (collectively the "Group").

The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.

Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group is a leading next-generation data center business powering the future of Bitcoin, AI and beyond.

The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 15 May 2024. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.

Note 2. Significant accounting policies

These unaudited interim consolidated financial statements for the periods ended 31 March 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2023 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2023.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 2. Significant accounting policies (continued)

Revenue recognition
The Group records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

●	Step 1: Identify the contract with a customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price, which is the total consideration provided by the customer;
●	Step 4: Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation.

Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 31 March 2024 (31 March 2023: Nil).

AI Cloud Services revenue
The Group generates AI Cloud Services revenue through the provision of AI Cloud Services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. The steps involved in recognising AI Cloud Services revenue are set out as follows:

●
AI Cloud Services revenue is recognized as service revenue rateably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are provided over time. This method best represents the transfer of services.

●
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, considering the term of each individual contract, and the ability to enforce and collect the consideration.

●
Usage revenue (overage and consumption-based services) is recorded as AI Cloud Services revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 2. Significant accounting policies (continued)

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the nine-month period ended 31 March 2024, the Group incurred a loss after tax of $1,889,000 (31 March 2023: $164,947,000) and net operating cash inflows of $47,889,000 (31 March 2023: outflows of $998,000). As at 31 March 2024, the Group had net current assets of $268,693,000 (30 June 2023: net current assets of $65,229,000) and net assets of $677,240,000 (30 June 2023: net assets of $305,361,000).

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining including the halving event which occurred in April 2024, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

Our growth and risk mitigation strategies include pursuing a strategy to diversify our revenue streams into new markets. This includes the expansion into the provision of AI Cloud Services. The Group signed a contract with an initial AI Cloud Services client and commenced revenue generating operations during the three months ended 31 March 2024.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin economics, with reduction in block rewards following the halving event which occurred in April 2024;
●	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
●	A fourth operational site at Childress, Texas with installed nameplate capacity of 85MW as at 6 May 2024 incrementally increasing to 350 MW by 31 December 2024;
●	Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event that occurred in April 2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board ("IASB") that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s unaudited interim consolidated financial statements.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 3. Other income

	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023	Nine months ended 31 Mar 2024	Nine months ended 31 Mar 2023
	$’000	$’000	$’000	$’000
ERS Revenue	399	-	926	-
Net gain on disposal of other assets	-	1,798	-	3,117

Total other income	399	1,798	926	3,117

Other income for the periods ended 31 March 2024 comprises income generated from an Emergency Response Service ("ERS") program entered into in Texas. This ERS program is a demand response program designed to help Electric Reliability Council of Texas (“ERCOT”) mitigate rolling blackouts. Other income is generated by the Group’s participation in this program at the site in Childress, Texas.

Other income for the periods ended 31 March 2023 primarily relates to gain on disposal of other assets.

Note 4. Other operating expenses

	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023	Nine months ended 31 Mar 2024	Nine months ended 31 Mar 2023
	$'000	$'000	$'000	$'000
Insurance	1,736	1,160	4,835	4,552
Sponsorship and marketing	748	66	1,442	176
Charitable donations	4	9	237	158
Filing fees	21	19	57	58
ERS fees	24	-	56	-
Site identification costs	-	-	-	15
Non-refundable sales tax (See Note 12)	1,351	402	4,317	1,429
Non-refundable provincial sales tax	340	70	963	70
Other expenses	313	240	1,105	774
Legal expenses	-	-	1,797	-

Total other operating expenses	4,537	1,966	14,809	7,232

Note 5. Cash and cash equivalents

	31 Mar 2024	30 Jun 2023
	$'000	$'000

Current assets
Cash at bank	259,695	38,657
Cash on deposit	-	30,237

Total cash and cash equivalents	259,695	68,894

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 6. Other receivables

	31 Mar 2024	30 Jun 2023
	$'000	$'000

Current assets
Share issuance proceeds	28,376	1,581
Trade and other receivables	567	97
Provincial sales tax receivable	-	122
Goods and services tax receivable	6,924	4,743

Total other receivables	35,867	6,543

Note 7. Financial assets at fair value through profit or loss

	Three months ended	Three months ended	Nine months ended	Nine months ended
	31 Mar 2024	31 Mar 2023	31 Mar 2024	31 Mar 2023
	$‘000	$'000	$'000	$'000
Current assets
Electricity financial asset	3,425	-	3,425	-

Reconciliation
Reconciliation of the fair values at the beginning and end of the current and previous financial period are set out below:

Opening fair value	1,280	-	-	-
Additions	9,388	-	10,926	-
Financial asset realized	(6,152)	-	(6,152)	-
Revaluation decrements (unrealized loss)	(1,091)	-	(1,349)	-

Closing fair value	3,425	-	3,425	-

Power Supply Agreement
A subsidiary of the Company (“the Subsidiary”) entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site.

Under the PSA, the Subsidiary has the right to purchase a fixed quantity of electricity in advance at a fixed price however, the Subsidiary has no obligation to take physical delivery of electricity purchased. For any unused electricity purchased, the Subsidiary sells the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA meets the definition of a financial instrument under IAS 32, it is accounted for as a financial asset at fair value through Profit and Loss under IFRS 9.

Accordingly, the PSA is recorded at an estimated fair value each reporting period with the change in the fair value recorded in change in fair value of financial asset in the consolidated statements of operations.

As at 31 March 2024, the financial asset comprises the fair value of unused electricity purchased for the forward period to 31 May 2024.

On settlement, a realized gain or loss on a financial asset is recognised in profit or loss. The gain or loss is calculated based on the unused quantity of electricity multiplied by prevailing spot price at the time of curtailment less the price paid upon prepayment (fixed costs). For the nine and three month periods ended 31 March 2024, the realised gain was $3.2m (2023: nil) and $0.1m (2023: nil) respectively.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 8. Computer hardware prepayments

	31 Mar 2024	30 Jun 2023
	$'000	$'000

Non-current assets
Mining hardware prepayments	39,440	68
High-performance computing hardware prepayments	1,967	-

Total computer hardware prepayment	41,407	68

Computer hardware prepayments represent payments made by the Group for the purchase of mining hardware for our Childress data center and High-performance computing ("HPC") hardware. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

The mining hardware prepayments at 31 March 2024 include a non-refundable deposit of $12,768,000 as an initial 10% option down payment in relation to a hardware purchase option to acquire up to 48,000 Bitmain T21 miners (9.1 EH/s) at a price of $14/TH. If the entire option is exercised, the total contracted cost will be $127,680,000. If the option is exercised, the miners can be scheduled for phased shipment in monthly batches from June 2024 to November 2024. As at 31 March 2024, final decisions with respect to exercising miner purchase options have not been made by the Group. Refer to Note 19 Subsequent events for further information.

Note 9. Prepayments and other assets

	31 Mar 2024	30 Jun 2023
	$'000	$'000
Current assets
Security deposits	2,870	2,420
Prepayments	8,336	11,373

Total current	11,206	13,793

Non-current assets
Security deposits	10,247	-

Total prepayments and other assets	21,453	13,793

Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.

Note 10. Property, plant and equipment
	31 Mar 2024	30 Jun 2023
	$'000	$'000
Non-current assets
Land - at cost	1,911	1,803

Buildings - at cost	169,765	153,100
Less: Accumulated depreciation	(10,805)	(5,042)
	158,960	148,058

Plant and equipment - at cost	4,704	4,145
Less: Accumulated depreciation	(1,022)	(712)
	3,682	3,433

Mining hardware - at cost	144,623	115,024
Less: Accumulated depreciation	(32,549)	(15,709)
Less: Accumulated impairment	(25,714)	(25,934)
	86,360	73,381

HPC Hardware	29,603	-
Less: Accumulated depreciation	(339)	-
	29,264	-

Development assets - at cost	76,904	14,427

Total property, plant and equipment	357,081	241,102

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

For the Nine Months Ended 31 March 2024

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2023	1,803	148,058	3,433	73,381	-	14,427	241,102
Additions	125	1,237	681	31,301	29,693	79,637	142,674
Disposals	-	-	(35)	(6)	-	-	(41)
Exchange differences	(17)	(1,811)	(70)	(1,150)	(90)	72	(3,067)
Reversal of impairment	-	-	-	-	-	108	108
Transfers in/(out)	-	17,340	-	-	-	(17,340)	-
Depreciation expense	-	(5,863)	(327)	(17,166)	(339)	-	(23,695)

Balance at 31 March 2024	1,911	158,960	3,682	86,360	29,264	76,904	357,081

Depreciation of mining hardware commences once units are installed onsite and available for use.

Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs.

Depreciation will commence on the development assets at Childress as each phase of the underlying infrastructure becomes available for use.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 11. Lease liabilities

	31 Mar 2024	30 Jun 2023
	$'000	$'000

Current liabilities
Lease liability	205	192

Non-current liabilities
Lease liability	1,512	1,256

Total lease liabilities	1,717	1,448

Lease liabilities
The Group's lease liability includes a 30-year lease of a site in Prince George, B.C., Canada, a three-year lease of a corporate office in Sydney, Australia and a five-year corporate office lease in Vancouver, B.C., Canada.

Note 12. Provisions

	31 Mar 2024	30 Jun 2023
	$‘000	$‘000
Current liabilities
Non-refundable sales tax and other provisions	11,498	6,172

Total Provisions	11,498	6,172

Non-Refundable Sales Tax
The Canada Revenue Agency (“CRA”) is currently conducting an audit of input tax credits (“ITCs”) claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which, the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attracts a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application and further correspondence was received from the CRA in April 2024. The Group is currently reviewing this correspondence and will respond accordingly.

Recent amendments made to Canadian Tax legislation in June 2023 are being considered by the relevant subsidiaries and the CRA. In March 2024, the CRA issued interpretation guidance on the new legislation and in light of this the relevant subsidiaries submitted additional requests to the CRA to further support its entitlement to claim the ITCs. The affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 13. Issued capital

	Consolidated
	31 Mar 2024	30 Jun 2023	31 Mar 2024	30 Jun 2023
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid and unrestricted	138,411,731	64,747,477	1,327,668	965,857

Movements in ordinary share capital

Details	Date	Shares	$'000
Opening balance as at	1 July 2023	64,747,477	965,857
Shares issued under Committed Equity Facility		12,887,814	51,417
Shares issued under ATM Facility		60,570,797	318,468
Share based payment - third party issuance		101,084	302
Share based payment - vested shares		104,559	118
Capital raise costs, net of tax		-	(8,494)

Closing balance as at	31 March 2024	138,411,731	1,327,668

At-the-market Facility
On 13 September 2023, Iris Energy Limited (d.b.a. IREN) entered into an At-the-market ("ATM") Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, pursuant to which Iris Energy Limited (d.b.a. IREN) has the option, but not the obligation, to sell up to $300,000,000 of its ordinary shares through or to the Brokers, for a period of up to 36 months.
On 21 March 2024, the Company added Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. as Sales Agents pursuant to the Sales Agreement and filed a new prospectus supplement relating to the offer and sales of its ordinary shares under the Sales Agreement, which reflected an increase of $200,000,000 in the aggregate offering price, from an aggregate of up to $300,000,000 under the previously filed prospectus supplement relating to the offer and sale of ordinary shares under the Sales Agreement (“the ATM Facility”). As a result, in accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares having an aggregate offering price of up to $500,000,000. As at 31 March 2024, 60,570,797 shares have been issued under the ATM facility raising total gross proceeds of approximately $318,468,000.
During the three month period 55,891,597 ordinary shares were issued under the ATM Facility raising gross proceeds of approximately $294,214,000.

Committed Equity Facility
On 23 September 2022 Iris Energy Limited (d.b.a. IREN) entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which IREN may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. During the three-month period ended 31 March 2024, no shares were issued under the facility and the share purchase agreement was terminated. Effective 15 February 2024, the Company terminated this facility. During the nine month period ended 31 March 2024, 12,887,814 shares were issued under the ELOC facility raising total Gross proceeds of approximately, $51,417,000.

Loan-funded shares
As at 31 March 2024, there are 1,954,049 (30 June 2023: 1,954,049) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the loan funded shares) is 140,365,780 as at 31 March 2024 (30 June 2023: 66,701,526).

Note 14. Earnings per share

Basic earnings per share is computed by dividing net profit/(loss) after income tax by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary shareholders, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

For the three month period ended 31 March 2024, 416,733 shares were excluded in determining the diluted earnings per share as their effect is anti-dilutive.  For the other periods presented, potential ordinary shares have not been included in the calculation diluted earnings per share because their effect is antidilutive.
For the Three Months Ended 31 March 2024
	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023
	$'000	$'000
Profit/(loss) after income tax	8,638	(3,053)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	104,496,782	53,559,687

Weighted average number of ordinary shares used in calculating diluted earnings per share	112,195,908	53,559,687

	Cents	Cents
Basic earnings per share	8.27	(5.70)
Diluted earnings per share	7.70	(5.70)

For the Nine Months Ended 31 March 2024
	Nine months ended 31 Mar 2024	Nine months ended 31 Mar 2023
	$'000	$'000
Profit/(loss) after income tax	(1,889)	(164,947)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	81,456,256	53,203,472

Weighted average number of ordinary shares used in calculating diluted earnings per share	81,456,256	53,203,472

	Cents	Cents
Basic earnings per share	(2.32)	(310.03)
Diluted earnings per share	(2.32)	(310.03)

Note 15. Contingent liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in The Supreme Court of British Columbia with respect to, among other things, claims brought by the lender, NYDIG ABL LLC, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on these proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement. NYDIG ABL LLC had until 15 September 2023 to file a notice of cross-appeal however on 10 January 2024, it bought an application to extend the time to file such a notice. The hearing for the application seeking to extend the time to cross-appeal was held on 30 January 2024 which granted NYDIG’s application. On 31 January 2024 NYDIG filed its notice of cross appeal with the Court of Appeal seeking an order that the substantive consolidation and oppression remedies be remitted to the Supreme Court for consideration and reasons. On 12 March 2024, the hearing for the Company’s appeal and NYDIG’s cross appeal was held in by the Court of Appeal.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 16. Commitments

As at 31 March 2024, the Group had commitments of $65,856,000 (30 June 2023: $7,481,000) which are payable in instalments from March 2024 to March 2025.

As at 31 March 2024, total Group commitments are set out in the table below (excludes shipping and taxes).

	31 Mar 2024	30 Jun 2023
	$'000	$'000
Amounts payable within 12 months of balance date	65,856	7,481
Amounts payable after 12 months of balance date	-	-

Total Commitments	65,856	7,481

In addition to those commitments, a subsidiary of the Group also entered into an option agreement with Bitmain to acquire up to 48,000 Bitmain T21 miners (9.1 EH/s) at a price of $14/TH. If the entire option is exercised, the total contracted cost will be $127,680,000. If the option is exercised, the miners can be scheduled for phased shipment in monthly batches from June 2024 to November 2024. As at 31 March 2024, final decisions with respect to exercising miner purchase options have not been made by the Group. Refer to note 8 for further information.

Note 17. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described in Group’s Consolidated Financial Statements for the year ended 30 June 2023.

●	Employee Share Plan
●	2021 Executive Director Liquidity and Price Target Options
●	Employee Option Plan
●	Non-Executive Director Option Plan
●	$75 Exercise Price Options
●	2022 Long-Term Incentive Plan Restricted Stock Units
●	2023 Long-Term Incentive Plan Restricted Stock Units (see below for the grants made under this 2023 LTIP this period)

2023 Long-Term Incentive Plan Restricted Stock Units

On July 1, 2023, our Board approved a revised long term incentive plan under which participating employees have been granted RSUs in three tranches, the first two tranches being time-based vesting conditions and the third tranche being performance-based vesting conditions. RSUs issued under the revised long term incentive plan are subject to other terms and conditions contained in the plan.

Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the LTIP.

During the nine month period ended 31 March 2024, the following grants were made under the 2023 LTIP:

●
3,194,491 RSUs to certain employees and key management personnel (“KMP”) of the Group were issued RSUs of which:
- 33.3% of each individual’s RSU grant are subject to time-based vesting conditions and will vest after one years;
- 33.3% of each individual’s RSU grant are subject to time-based vesting conditions and will vest after two years;
- 33.4% of each individual’s RSU grant are subject to performance-based vesting conditions and will vest after three years based on total shareholder return measured against the Nasdaq Small Cap Index (NQUSS) (and continued service over the vesting period).

●	120,303 RSUs to certain Non-Executive Directors. These RSUs will vest after one year.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 17. Share-based payments (continued)

Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	31 Mar 2024	31 Mar 2024	30 Jun 2023	30 Jun 2023

Outstanding as at 1 July 2023	8,906,839	$41.93	9,010,547	$41.67
Granted during the period	-	$0.00	-	$0.00
Forfeited during the period	-	$0.00	(103,708)	$20.03
Vested during the period	-	$0.00	-	$0.00

Outstanding as at 31 March 2024	8,906,839	$41.93	8,906,839	$41.93

Exercisable as at 31 March 2024	3,615,546	$2.92	3,485,302	$2.97

As at 31 March 2024, the weighted average remaining contractual life of options outstanding is 6.63 years (30 June 2023: 7.57 years). As at 31 March 2024 the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2023: $1.53 to $75.00).
The Company recorded a total of $3,092,000 and $9,397,000 respectively as share based payment expense during the three and nine months ended 31 March 2024 ($3,150,000 and $9,273,000 for three and nine months ended 31 March 2023), based on the vesting schedule of such options.

Reconciliation of outstanding RSUs
Set out below are summaries of RSUs granted under all plans:

Number of RSUs
31 Mar 2024
Outstanding as at 1 July 2023	3,623,867
Granted during the period	3,314,794
Forfeited during the period	(217,760)
Vested during the period	(104,559)

Outstanding as at 31 March 2024	6,616,342

Exercisable as at 31 March 2024	-

As at 31 March 2024, the weighted average remaining contractual life of RSUs outstanding is 3.01 years (30 June 2023: 4.55 years). All RSUs have a nil weighted average exercise price.
The Company recorded a total of $2,725,000 and $8,225,000 respectively as share based payment expense based on the vesting schedule of the granted RSUs during the three and nine months ended 31 March 2024 ($352,000 and $1,000,000 for the three and nine months ended 31 March 2023).

Note 18. Related party transactions

Parent entity
Iris Energy Limited(d.b.a IREN) is the ultimate parent entity.

Changes in key management personnel
There have been no new appointments made to key management personnel during the period.

Transactions with related parties
There were no transactions with related parties during the current and previous period.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans from/to related parties
There were no loans to or from related parties at the current and previous reporting date.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 March 2024

Note 19. Events after the reporting period

ATM Facility
Subsequent to 31 March 2024, the Company issued a further 8,172,310 Ordinary shares for total gross proceeds of approximately $44,886,000.

Bitmain Hardware Purchase and Options Agreements
On 9 May 2024, the Group entered into a new firm purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) to purchase approximately 51,480 Bitmain S21 Pro miners (12.0 EH/s) at a price of $18.9/TH. The purchased miners are scheduled to be shipped in July and August 2024. The total contracted cost is $227,676,000 payable in instalments.

This new agreement also includes an additional purchase option to procure approximately 51,480 Bitmain S21 Pro (12.0 EH/s) at a price of $18.9/TH including a non-refundable deposit of $22,768,000 as an initial 10% option down payment. The options can be exercised incrementally over the option period until May 2025. If the entire option is exercised, the total contracted cost will be $227,676,000.

Additionally on 9 May 2024, the Group amended its existing option agreement with Bitmain. Under the existing agreement the Group paid a non-refundable deposit of $12,768,000 in January 2024 as an initial 10% option down payment in relation to a hardware purchase option to acquire up to approximately 48,000 Bitmain T21 miners (9.1 EH/s) at a price of $14/TH. The total contracted cost under the existing agreement is $127,680,000.

The amended option agreement provides additional flexibility to exercise the options to procure either Bitmain T21 miners, with the contracted cost remaining unchanged, or upgrade to approximately 48,000 S21 Pro miners, at a total contracted cost of $212,285,000 being $18.90/TH for 11.2 EH/s. The amended option agreement also allows for the exercise of a combination of both T21 or S21 Pro miners. The amended agreement requires an additional non-refundable deposit of $8,460,000 to be paid within seven days of signing the amendment. The amended options can be exercised incrementally over the option period until March 2025.

Decisions with respect to exercising all, some or none of the miner purchase options will be made during the respective option periods.

Registration statement
On 15 May 2024, the Board approved the filing of a new registration statement, including an accompanying prospectus, providing for the offer and sale of $500,000,000 of securities by the Company, as well as a prospectus supplement relating to the offer and sale of $500,000,000 additional ordinary shares pursuant to the current ATM facility (see Note 13 for further details).  The registration statement is not yet effective, but if declared effective, the registration statement, together with the accompanying prospectus and prospectus supplement relating to the Sales Agreement, would provide the Company with the option, but not the obligation, to sell an additional $500,000,000 of ordinary shares pursuant to the Sales Agreement.

No other matter or circumstance has arisen since 31 March 2024 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.